Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 For more information, please see Kinross’ 2013 first-quarter Financial Statements and MD&A at www.kinross.com

NEWS RELEASE

Kinross reports 2013 first-quarter results

Toronto, Ontario – May 7, 2013 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first quarter ended March 31, 2013.

(This news release contains forward-looking information subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page six of this release. All dollar amounts in this release are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude Crixás due to its disposal.)

Financial and operating highlights:

●	Production1: 648,897 gold equivalent ounces (Au eq. oz.), compared with 588,358 ounces in Q1 2012.
●	Revenue: $1,058.1 million, compared with $1,005.1 million in Q1 2012.
●	Production cost of sales2: $729 per Au eq. oz., compared with $738 in Q1 2012.
●	All-in sustaining cost2: $1,038 per Au oz. sold, compared with $1,180 in Q1 2012.
●	Attributable margin3: $895 per ounce sold, compared with $906 in Q1 2012.
●	Adjusted operating cash flow2: $411.8 million, or $0.36 per share, compared with $319.3 million, or $0.28 per share, in Q1 2012.
●	Adjusted net earnings2, 4: $170.5 million, or $0.15 per share, compared with $196.1 million, or $0.17 per share, in Q1 2012.
●	Reported net earnings4: $160.5 million, or $0.14 per share, compared with net earnings of $99.6 million, or $0.09 per share, for Q1 2012.
●
Outlook: The Company expects to be within its 2013 forecast guidance for production (2.4-2.6 million attributable gold equivalent ounces), production cost of sales ($740-$790 per gold equivalent ounce), all-in sustaining cost ($1,100-$1,200 per gold ounce sold) and capital expenditures ($1.6 billion).

Development projects:

●
The Company announced results of the Tasiast expansion project pre-feasibility study on April 29, 2013. The Company is proceeding to a full feasibility study on a 38,000 tonne per day (tpd) mill. The feasibility study is expected to be completed in the first quarter of 2014.

●	Dvoinoye remains on schedule to commence full production in the second half of the year.

Board of Directors:

●	On April 3, 2013, Kinross announced the appointments of Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production. Prior year production figures have been adjusted to exclude Crixás due to its sale in Q2 2012.
2  These figures are non-GAAP financial measures and are defined and reconciled on pages eight to 10 of this news release.
3  Attributable margin per ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4 “Net earnings (loss) figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, CEO, made the following comments in relation to first-quarter 2013 results:

“Our continued focus on operational fundamentals contributed to solid results in the first quarter, as production was higher and cost of sales per ounce was lower than the same period last year. We are on target to meet our annual guidance for production and cost of sales at each of our regions, and company-wide.

“We continue to focus on margin and cash flow, versus production at any cost, in our mine planning and production decisions. At the same time, we continue to pursue opportunities to reduce capital spending and operating costs across our operations.

“During the quarter, we made excellent development progress at Dvoinoye, and completed the Tasiast pre-feasibility study on schedule. We are proceeding to a feasibility study at Tasiast, and plan to make a decision on whether to proceed with construction of an expanded operation following completion of the study.”

Financial results

Summary of financial and operating results

		Three months ended
		March 31,
	(dollars in millions, except per share and per ounce amounts)	2013	2012

	Total gold equivalent ounces(a)(e) - Produced (c)	655,610	611,838
	Total gold equivalent ounces(a)(e) - Sold (c)	652,197	629,505

	Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	655,610	595,949
	Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	652,197	612,352

	Total attributable gold equivalent ounces(a)(e) - Produced (c)	648,897	604,247
	Total attributable gold equivalent ounces(a)(e) - Sold (c)	645,252	621,680

	Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	648,897	588,358
	Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	645,252	604,527

	Financial Highlights from Continuing Operations (d)
	Metal sales	$1,058.1	$1,005.1
	Production cost of sales	$475.7	$451.7
	Depreciation, depletion and amortization	$227.7	$142.5
	Operating earnings	$250.9	$301.2
	Net earnings from continuing operations attributable to common shareholders	$160.5	$99.6
	Basic earnings per share from continuing operations attributable to common shareholders	$0.14	$0.09
	Diluted earnings per share from continuing operations attributable to common shareholders	$0.14	$0.09
	Adjusted net earnings from continuing operations attributable to common shareholders(b)	$170.5	$196.1
	Adjusted net earnings from continuing operations per share(b)	$0.15	$0.17
	Net cash flow of continuing operations provided from operating activities	$358.1	$380.0
	Adjusted operating cash flow from continuing operations(b)	$411.8	$319.3
	Adjusted operating cash flow from continuing operations per share(b)	$0.36	$0.28
	Average realized gold price per ounce from continuing operations	$1,624	$1,644
	Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$729	$738
	Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$729	$738
	Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$674	$655
	Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,038	$1,180

(a)	Total includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages eight to 10 of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2013 was 54.19:1, compared with 51.82:1 for the first quarter of 2012.

(d)	The comparative figures have been recast to exclude Crixás’ results due to its disposal.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on first-quarter 2013 attributable gold equivalent production from continuing operations:

Production: Kinross produced 648,897 attributable gold equivalent ounces from continuing operations in the first quarter of 2013, a 10% increase over the first quarter of 2012, mainly due to production increases at Tasiast and Fort Knox.

Production cost of sales: Production cost of sales per gold equivalent ounce2 was $729 for the first quarter of 2013, compared with $738 for the first quarter of 2012. The decrease was mainly due to the continued focus on cost management and the increase in gold ounces sold. Production cost of sales per gold ounce on a by-product basis was $674 in the first quarter of 2013, compared with $655 in Q1 2012, based on Q1 2013 attributable gold sales of 606,767 ounces and attributable silver sales of 2,085,425 ounces.

All-in sustaining cost: Attributable all-in sustaining cost per gold ounce sold2 was $1,038 in Q1 2013, compared with $1,180 in Q1 2012, mainly as a result of increased ounces sold and the timing of sustaining capital spending. The Company expects all-in sustaining cost per gold ounce sold to be within the previously disclosed guidance range of $1,100 to $1,200 for the year.

Revenue: Revenue from metal sales was $1,058.1 million in the first quarter of 2013, compared with $1,005.1 million during the same period in 2012, an increase of 5%, mainly due to an increase in gold equivalent ounces sold. The average realized gold price was $1,624 per ounce in Q1 2013, compared with $1,644 per ounce for Q1 2012.

Margins: Kinross’ margin per gold equivalent ounce sold3 was $895 for the first quarter of 2013, a decrease of 1% compared with Q1 2012 margin of $906 per gold equivalent ounce.

Operating cash flow: Adjusted operating cash flow2 was $411.8 million for the quarter, or $0.36 per share, compared with $319.3 million, or $0.28 per share, for Q1 2012.

Cash balance: Cash and cash equivalents and short-term investments were $1,420.8 million as at March 31, 2013, compared with $1,982.5 million as at December 31, 2012.

Earnings: Adjusted net earnings2, 4 were $170.5 million, or $0.15 per share, for Q1 2013, compared with $196.1 million, or $0.17 per share, for Q1 2012.

Reported net earnings4 were $160.5 million, or $0.14 per share, for Q1 2013, compared with earnings of $99.6 million, or $0.09 per share, for Q1 2012.

Capital expenditures: Capital expenditures were $317.8 million for Q1 2013, compared with $529.3 million for the same period last year, a decrease due mainly to timing of expenditures at the Tasiast expansion project, and the completion of the fourth ball mill at Paracatu and SART plant at Maricunga in 2012.

Operating results

Mine-by-mine summaries for first-quarter operating results may be found on pages 11 and 15 of this news release. Highlights include the following:

North America: Performance was strong in the first quarter, and the region is on track to meet both production and production cost of sales guidance for the year. Regional production was higher compared with Q1 2012, but lower compared with the previous quarter, mainly due to the expected winter slow-down of production from the heap leach at Fort Knox, and lower mill output as a result of harder ore and slightly lower grade. The harder ore Fort Knox encountered during the quarter is not expected to continue in Q2. Kettle River-Buckhorn had an outstanding quarter, as throughput increased compared with the previous quarter, while Round Mountain performed as anticipated during the quarter.

Russia: The region is on target to meet both production and production cost of sales guidance for the year. First quarter production at Kupol was largely in line with Q1 2012, but was lower compared with Q4 2012 as a result of expected lower grades. Mill throughput and recoveries remained strong.

p. 3 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

West Africa: Performance was strong during the first quarter and the region is on target to meet both production and production cost of sales guidance for the year.  Tasiast achieved its highest quarterly production since being acquired by Kinross. The production increase was mainly due to higher mining rates and expected higher grades entering the mill, along with improved performance from the dump leach. Chirano performed ahead of expectations for the quarter, but production was lower than Q4 2012 as a result of expected lower grades and a slight reduction in mill throughput.

South America:  The region is on target to meet both production and production cost of sales guidance for the year. Paracatu achieved record mill throughput and continued to achieve higher mill recoveries. Production at Paracatu was lower than the previous quarter mainly due to expected lower grades at both mills, particularly at Plant 2. Maricunga’s decrease in production was a result of less favourable heap performance, and lower grades from transitional ore as the bottom of the current phase is mined. Due to anticipated lower grades, La Coipa’s production decreased relative to Q4 2012. As previously disclosed, the Company expects to suspend mining of the existing orebody at La Coipa in the second half of the year.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page six of this news release.

Tasiast expansion project

On April 29, 2013, Kinross announced the results of its pre-feasibility (PFS) study for the Tasiast expansion. Based on the PFS study results, the Company is proceeding to a full feasibility study on an expanded Tasiast operation with a 38,000 tpd mill. The feasibility study is scheduled for completion in the first quarter of 2014.

Following completion of the feasibility study, the Company will make a decision on whether to complete engineering and proceed with construction. The decision will depend on a range of factors, including gold price assumptions and projections, expected economic returns, and various technical and other considerations.

During the first quarter, work on a large part of the basic infrastructure improvements at Tasiast neared completion, including the power station, truck shop and other facilities. The new camp was completed in the quarter, and permitting, engineering and bidding for a permanent seawater supply system are progressing as expected.

Dvoinoye

Underground development at Dvoinoye progressed ahead of plan, with 1,567 metres completed. All necessary permits for the current scope of underground development and construction activities are in place, including approval of the mine design. Infrastructure construction progressed on schedule, including advancing the installation of the permanent man camp, truck shop and administrative building.

Expansion of Kupol’s mill capacity to 4,500 tpd is well underway, with final completion expected to take place in the third quarter.

The project remains on schedule and on budget and is expected to commence full production in the second half of the year.

Fruta del Norte

As previously disclosed, the Company is engaged in negotiations with the Ecuadorian government regarding exploitation and investment protection agreements for the Fruta Del Norte (FDN) project, and thus far the parties have been unable to reach agreement on certain key economic and legal matters.

The Company respects the sovereign authority of the Ecuadorian government, and a meeting with the newly appointed Minister for Non-Renewable Natural Resources has been requested with a view to continuing dialogue on the key outstanding matters.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The Company can give no assurances that an agreement acceptable to the parties can be reached within the required time frame5.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page six of this news release.

As previously announced on February 13, 2013, Kinross expects to produce approximately 2.4-2.6 million gold equivalent ounces for the year, and meet regional production guidance.

The Company expects to be within its regional production cost of sales guidance and meet its company-wide production cost of sales range of $740-$790 per gold equivalent ounce and its all-in sustaining costs range of $1,100-$1,200 per gold ounce sold on a by-product basis in 2013.

The Company also expects to meet its 2013 capital expenditures forecast of approximately $1.6 billion.

Other developments

Board of Directors appointments

Kinross announced the appointments of Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors, effective April 3, 2013. Mr. Macken, Ms. Power, and Ms. Woods will be nominated as Directors for election by shareholders at the Kinross Annual Meeting of Shareholders on May 8, 2013. The appointments bring membership on the Kinross Board of Directors to 12, following the retirement of Mr. George Michals in 2012.

Convertible senior notes

On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013.

On April 30, 2013, the Company redeemed, in cash, the remaining $5.4 million of convertible senior notes.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 8, 2013 at 7:45 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross will hold its Annual Meeting of Shareholders on Wednesday, May 8, 2013, at 10 a.m. ET at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting of Shareholders will be available at www.kinross.com.

5 See Kinross’ Annual Information Form for the year ended December 31, 2012, page 62, “Risk Factors”.

p. 5 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

This release should be read in conjunction with Kinross’ 2013 first quarter Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited 2013 first quarter Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipates”, ‘‘plans’’, ‘‘expects’’, “indicative”, “intend”, ‘‘scheduled’’, “timeline”, ‘‘estimates’’, ‘‘forecasts”, “guidance”, “opportunity”, “outlook”, “potential”, “projected”, “pursue”, “seek”, “strategy”, “study”, “targets”, “models”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies, being consistent with Kinross’ current expectations; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being successfully concluded, including but not limited to Kinross and the government jointly declaring a phase change from economic evaluation to exploitation prior to August 1,  2013 (or any government approved extension of up to 1.5 years or up to a two year suspension of commencement of the exploitation phase) and entering into an exploitation agreement with the government within six months of such declared phase change or such suspension, the failure of which will likely result in the extinguishment of the FDN concession and forfeiture of related project infrastructure to the government, with a corresponding non-cash charge equal to the carrying value of FDN being recorded by the Company; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) permitting, development and operations at Dvoinoye (including, without limitation, renewal of the subsoil license)  being consistent with Kinross’ expectations; (13) permitting, development, operations and expansion at Tasiast and Chirano (including but not limited to, at Tasiast, the expansion feasibility study and project optimization, the impact of ore tonnage and grade variability reconciliation analysis and, as required, conversion of exploration licences to mining licences) being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2012 and Q1 2013 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce6.
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of and verified by Mr. James K. Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing Operations Reconciliation
(in millions, except share and per share amounts)	Three months ended
	March 31,
	2013	2012

Net earnings from continuing operations attributable to common shareholders - as reported	$160.5	$99.6

Adjusting items:
Foreign exchange losses (gains)	3.6	(7.5)
Non-hedge derivatives gains - net of tax	-	(10.1)
Gains on sale of other assets - net of tax	(0.6)	-

Foreign exchange loss (gain) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(2.6)	2.5
Change in deferred income tax due to a change in statutory corporate income tax rate	-	110.3
Taxes in respect of prior years	4.0	1.3
Impairment of investments	5.6	-
	10.0	96.5
Net earnings from continuing operations attributable to common shareholders - Adjusted	$170.5	$196.1

Weighted average number of common shares outstanding - Basic	1,140.6	1,138.1
Net earnings from continuing operations per share - Adjusted	$0.15	$0.17

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow from Continuing Operations
(in millions, except share and per share amounts)	Three months ended
	March 31,
	2013	2012

Net cash flow of continuing operations provided from operating activities - as reported	$358.1	$380.0

Adjusting items:
Close out and early settlement of derivative instruments	-	(28.4)
Working capital changes:
Accounts receivable and other assets	(28.7)	28.5
Inventories	34.9	(1.2)
Accounts payable and other liabilities, including taxes	47.5	(59.6)
	53.7	(60.7)
Adjusted operating cash flow from continuing operations	$411.8	$319.3

Weighted average number of common shares outstanding - Basic	1,140.6	1,138.1

Adjusted operating cash flow from continuing operations per share	$0.36	$0.28

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Cost of Sales from Continuing Operations Per Equivalent Ounce Sold

(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended
	March 31,
	2013	2012

Production cost of sales from continuing operations - as reported(1)	$475.7	$451.7
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.4)
Attributable production cost of sales from continuing operations	$470.6	$446.3

Gold equivalent ounces sold from continuing operations	652,197	612,352
Less: portion attributable to Chirano non-controlling interest	(6,945)	(7,825)
Attributable gold equivalent ounces sold from continuing operations	645,252	604,527
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$729	$738
Attributable production cost of sales from continuing operations per equivalent ounce sold	$729	$738

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 9 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales from Continuing Operations Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended
	March 31,
	2013	2012

Production cost of sales from continuing operations - as reported(1)	$475.7	$451.7
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.4)
Less: attributable silver sales from continuing operations	(61.9)	(83.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$408.7	$362.6

Gold ounces sold from continuing operations	613,683	561,152
Less: portion attributable to Chirano non-controlling interest	(6,916)	(7,800)
Attributable gold ounces sold from continuing operations	606,767	553,352
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$674	$655

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

All-in sustaining cost – attributable is a non-GAAP measure that the Company has defined to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Management uses this measure internally and believes that it provides investors with the ability to better evaluate the cost of sustaining gold production.

	Attributable All-in Sustaining Cost from Continuing Operations Per Ounce Sold on a By-Product Basis

	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported(1)	$475.7	$451.7
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.4)
Less: attributable silver sales from continuing operations	(61.9)	(83.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$408.7	$362.6
Adjusting items on an attributable basis:
General and administrative	39.5	39.7
Exploration and business development - sustaining	30.2	55.4
Other operating expense - sustaining	15.3	7.9
Additions to property, plant and equipment - sustaining	133.5	181.3
Capitalized interest and exploration	2.8	6.3
All-in Sustaining Cost - attributable	$630.0	$653.2
Gold ounces sold from continuing operations	613,683	561,152
Less: portion attributable to Chirano non-controlling interest	(6,916)	(7,800)
Attributable gold ounces sold from continuing operations	606,767	553,352
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,038	$1,180

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

p. 10 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended March 31,	Gold equivalent ounces				Production cost of sales(1) ($millions)		Production cost of sales(1)/oz
	Produced		Sold
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	93,252	61,716	118,034	60,365	$65.9	$52.0	$558	$861
Round Mountain	39,421	44,758	38,796	43,551	31.2	37.3	804	856
Kettle River - Buckhorn	39,870	42,618	39,673	39,321	20.3	18.9	512	481
North America Total	172,543	149,092	196,503	143,237	117.4	108.2	597	755

Kupol (100%)	124,498	126,970	83,799	126,735	45.9	61.2	548	483
Russia Total	124,498	126,970	83,799	126,735	45.9	61.2	548	483

Paracatu	119,891	104,618	122,028	110,527	101.4	105.4	831	954
La Coipa	53,729	37,740	57,242	43,712	40.3	43.6	704	997
Maricunga	55,062	63,989	54,791	69,063	59.8	43.7	1,091	633
South America Total	228,682	206,347	234,061	223,302	201.5	192.7	861	863

Tasiast	62,757	37,634	68,381	40,827	60.2	35.9	880	879
Chirano (100%)	67,130	75,906	69,453	78,251	50.7	53.7	730	686
West Africa Total	129,887	113,540	137,834	119,078	110.9	89.6	805	752

Continuing operations	655,610	595,949	652,197	612,352	475.7	451.7	729	738
Discontinued operations(2)	-	15,889	-	17,153	-	13.8	-	805

Operations Total	655,610	611,838	652,197	629,505	$475.7	$465.5	$729	$739
Less Chirano non-controlling interest (10%)	(6,713)	(7,591)	(6,945)	(7,825)	(5.1)	(5.4)
Attributable - Continuing operations	648,897	588,358	645,252	604,527	$470.6	$446.3	$729	$738
Attributable Total	648,897	604,247	645,252	621,680	$470.6	$460.1	$729	$740

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

(2)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 11 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

   (unaudited, expressed in millions of United States dollars, except share amounts)

	As at
	March 31,	December 31,	January 1,
	2013	2012	2012

Assets
Current assets
Cash and cash equivalents	$1,420.8	$1,632.7	$1,724.8
Restricted cash	58.1	58.1	56.1
Short-term investments	-	349.8	1.3
Accounts receivable and other assets	233.4	280.9	304.7
Inventories	1,278.1	1,254.9	961.7
Unrealized fair value of derivative assets	15.0	15.0	2.8
	3,005.4	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	9,082.0	8,968.1	8,855.0
Goodwill	1,136.7	1,136.7	3,382.3
Long-term investments	40.8	49.1	79.3
Investments in associate and joint ventures	537.1	536.1	654.9
Unrealized fair value of derivative assets	8.3	9.6	1.1
Deferred charges and other long-term assets	579.5	545.5	403.1
Deferred tax assets	53.3	46.1	21.8
Total assets	$14,443.1	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$607.1	$636.2	$562.0
Current tax payable	76.5	93.2	67.6
Current portion of long-term debt	66.3	516.2	31.9
Current portion of provisions	40.3	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	11.4	22.0	66.7
	801.6	1,309.6	765.8
Non-current liabilities
Long-term debt	2,087.7	2,116.4	1,599.4
Provisions	727.6	720.4	584.0
Unrealized fair value of derivative liabilities	5.3	10.5	32.7
Other long-term liabilities	142.1	125.6	132.4
Deferred tax liabilities	666.8	674.4	863.9
Total liabilities	4,431.1	4,956.9	3,978.2

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,712.9	$14,692.5	$14,656.6
Contributed surplus	79.8	89.9	81.4
Accumulated deficit	(4,867.9)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	10.1	4.9	(97.7)
Total common shareholders’ equity	9,934.9	9,850.2	12,390.4
Non-controlling interest	77.1	75.5	80.3
Total equity	10,012.0	9,925.7	12,470.7
Commitments and contingencies
Subsequent events
Total liabilities and equity	$14,443.1	$14,882.6	$16,448.9

Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,141,664,089	1,140,132,123	1,137,732,344

p. 12 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

   (unaudited, expressed in millions of United States dollars, except per share and share amounts)

	Three months ended

	March 31,	March 31,
	2013	2012

Revenue
Metal sales	$1,058.1	$1,005.1

Cost of sales
Production cost of sales	475.7	451.7
Depreciation, depletion and amortization	227.7	142.5
Total cost of sales	703.4	594.2
Gross profit	354.7	410.9
Other operating expense	24.5	11.5
Exploration and business development	39.8	58.5
General and administrative	39.5	39.7
Operating earnings	250.9	301.2
Other income (expense) - net	(8.5)	12.5
Equity in losses of associate and joint venture	(0.9)	-
Finance income	2.0	1.0
Finance expense	(8.6)	(9.8)
Earnings before taxes	234.9	304.9
Income tax expense - net	(72.8)	(214.1)
Earnings from continuing operations after tax	162.1	90.8
Earnings from discontinued operations after tax	-	6.1
Net earnings	$162.1	$96.9

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$1.6	$(8.8)
Common shareholders	$160.5	$99.6
Net earnings (loss) attributable to:
Non-controlling interest	$1.6	$(8.8)
Common shareholders	$160.5	$105.7

Earnings per share from continuing operations attributable to common shareholders

Basic	$0.14	$0.09
Diluted	$0.14	$0.09

Earnings per share attributable to common shareholders

Basic	$0.14	$0.09
Diluted	$0.14	$0.09

Weighted average number of common shares outstanding (millions)
Basic	1,140.6	1,138.1
Diluted	1,147.2	1,143.6

p. 13 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

   (unaudited, expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2013	2012
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings from continuing operations	$162.1	$90.8
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	227.7	142.5
Gains on sale of other assets - net	(0.8)	-
Equity in losses of associate and joint venture	0.9	-
Non-hedge derivative gains - net	-	(10.1)
Settlement of derivative instruments	0.2	28.4
Share-based compensation expense	8.7	9.5
Accretion expense	5.4	5.4
Deferred tax (recovery) expense	(20.8)	97.4
Foreign exchange (gains) losses and other	28.4	(16.2)
Changes in operating assets and liabilities:
Accounts receivable and other assets	28.7	(28.5)
Inventories	(34.9)	1.2
Accounts payable and accrued liabilities	28.1	118.1
Cash flow provided from operating activities	433.7	438.5
Income taxes paid	(75.6)	(58.5)
Net cash flow of continuing operations provided from operating activities	358.1	380.0

Investing:
Additions to property, plant and equipment	(317.8)	(529.3)
Net proceeds from the sale of long-term investments and other assets	-	0.2
Additions to long-term investments and other assets	(24.5)	(12.7)
Net proceeds from the sale of property, plant and equipment	1.3	-
Disposals of short-term investments	349.8	1.1
Decrease in restricted cash	-	0.9
Interest received	2.1	0.9
Other	-	(0.3)
Net cash flow of continuing operations provided from (used in) investing activities	10.9	(539.2)

Financing:
Issuance of common shares on exercise of options and warrants	1.6	1.9
Proceeds from issuance of debt	-	127.4
Repayment of debt	(487.0)	(151.8)
Interest paid	(1.5)	(3.2)
Dividends paid to common shareholders	(91.3)	(91.1)
Other	-	(0.7)

Net cash flow of continuing operations used in financing activities	(578.2)	(117.5)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(2.7)	2.6
Decrease in cash and cash equivalents	(211.9)	(274.1)
Cash and cash equivalents, beginning of period	1,632.7	1,724.8
Cash and cash equivalents, end of period	$1,420.8	$1,450.7

p. 14 Kinross reports 2013 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (7)	Gold Eq Sales (7)	Production costs of sales(8)	Production cost of sales(8)/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(‘000 tonnes)	(‘000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox	Q1 2013	100	7,361	2,894	536	0.88	0.25	84%	93,252	118,034	$ 65.9	$ 558	$ 49.4	$ 27.2
		Q4 2012	100	7,805	3,273	6,530	1.03	0.30	84%	119,582	100,923	49.8	493	37.8	20.7
		Q3 2012	100	7,998	3,238	12,873	0.76	0.30	84%	106,698	100,172	64.9	648	13.7	25.7
		Q2 2012	100	5,115	3,452	9,632	0.51	0.33	85%	71,952	71,978	54.5	757	38.4	11.3
		Q1 2012	100	5,019	3,241	915	0.46	0.36	84%	61,716	60,365	52.0	861	24.8	9.1
	Round Mountain	Q1 2013	50	6,474	936	6,468	0.64	0.38	75%	39,421	38,796	31.2	804	10.0	4.9
		Q4 2012	50	3,820	867	3,864	0.68	0.40	70%	41,220	41,371	32.6	788	18.8	5.4
		Q3 2012	50	5,376	1,026	5,118	0.72	0.44	71%	53,205	53,237	32.2	605	14.4	6.6
		Q2 2012	50	5,186	922	3,752	0.82	0.43	74%	53,147	52,433	34.7	662	19.3	8.4
		Q1 2012	50	6,240	810	4,310	0.91	0.46	78%	44,758	43,551	37.3	856	13.6	7.8
	Kettle River	Q1 2013	100	91	121	-	13.21	-	92%	39,870	39,673	20.3	512	1.2	16.4
		Q4 2012	100	101	87	-	13.96	-	93%	33,548	33,242	15.4	463	4.7	15.1
		Q3 2012	100	81	95	-	15.23	-	94%	43,942	44,049	20.7	470	1.0	21.7
		Q2 2012	100	93	111	-	11.52	-	92%	35,985	40,354	20.5	508	3.2	18.2
		Q1 2012	100	111	112	-	12.81	-	90%	42,618	39,321	18.9	481	0.5	18.9
Russia	Kupol (4)(5)	Q1 2013	100	338	328	-	10.57	-	93%	124,498	83,799	45.9	548	29.0	14.9
		Q4 2012	100	337	329	-	11.89	-	93%	146,535	130,759	62.0	474	21.5	24.6
		Q3 2012	100	302	332	-	12.34	-	94%	155,533	164,025	76.5	466	59.0	30.1
		Q2 2012	100	320	329	-	12.23	-	93%	149,214	156,716	73.2	467	43.5	29.4
		Q1 2012	100	301	309	-	11.76	-	93%	126,970	126,735	61.2	483	39.9	23.6
South America	Paracatu	Q1 2013	100	13,971	14,068	-	0.37	-	75%	119,891	122,028	101.4	831	14.4	26.1
		Q4 2012	100	15,791	13,692	-	0.39	-	75%	132,114	137,534	109.8	798	61.7	31.5
		Q3 2012	100	13,336	13,386	-	0.38	-	70%	111,558	104,937	92.0	877	81.0	20.0
		Q2 2012	100	12,544	12,988	-	0.38	-	74%	118,419	118,389	108.2	914	67.2	19.2
		Q1 2012	100	13,329	12,910	-	0.35	-	72%	104,618	110,527	105.4	954	74.6	14.6
	La Coipa (3)	Q1 2013	100	990	1,400	-	0.97	-	84%	53,729	57,242	40.3	704	1.5	36.8
		Q4 2012	100	1,298	1,421	-	1.07	-	86%	63,429	58,935	43.2	733	8.4	26.8
		Q3 2012	100	896	1,297	-	0.65	-	79%	41,585	42,240	45.9	1,087	25.9	12.2
		Q2 2012	100	585	1,256	-	0.72	-	77%	36,113	30,325	34.9	1,151	21.9	6.2
		Q1 2012	100	210	1,467	-	0.56	-	78%	37,740	43,712	43.6	997	14.4	4.3
	Maricunga	Q1 2013	100	4,452	-	3,861	-	0.57	nm	55,062	54,791	59.8	1,091	16.3	32.3
		Q4 2012	100	5,704	-	3,937	-	0.59	nm	64,568	61,046	56.6	927	0.5	5.4
		Q3 2012	100	5,326	-	3,755	-	0.64	nm	46,971	45,818	40.0	873	33.9	4.9
		Q2 2012	100	3,808	-	3,487	-	0.65	nm	60,841	61,367	44.5	725	50.7	5.5
		Q1 2012	100	3,574	-	4,014	-	0.66	nm	63,989	69,063	43.7	633	35.6	6.3
West Africa	Tasiast	Q1 2013	100	6,164	639	4,154	1.87	0.35	91%	62,757	68,381	60.2	880	155.6	33.3
		Q4 2012	100	9,522	659	3,681	1.31	0.59	91%	46,051	44,400	47.1	1,061	291.6	23.1
		Q3 2012	100	6,637	643	1,887	1.55	0.51	92%	51,842	48,045	32.2	670	190.4	18.6
		Q2 2012	100	5,636	656	4,477	1.74	0.47	86%	49,807	46,296	44.5	961	124.3	19.9
		Q1 2012	100	1,783	595	1,002	1.71	0.60	89%	37,634	40,827	35.9	879	260.0	13.8
	Chirano - 100%	Q1 2013	90	1,005	816	-	2.73	-	93%	67,130	69,453	50.7	730	28.1	33.8
		Q4 2012	90	1,311	879	-	3.27	-	94%	86,070	87,724	61.2	698	41.3	45.1
		Q3 2012	90	1,252	846	-	2.67	-	93%	67,599	69,698	51.3	736	15.9	39.5
		Q2 2012	90	1,016	802	-	2.70	-	92%	63,660	62,978	49.1	780	20.6	36.9
		Q1 2012	90	1,149	854	-	2.97	-	93%	75,906	78,251	53.7	686	22.5	41.8
	Chirano (6)	Q1 2013	90	1,005	816	-	2.73	-	93%	60,417	62,508	45.6	730	25.3	30.4
		Q4 2012	90	1,311	879	-	3.27	-	94%	77,463	78,952	55.1	698	37.2	40.6
		Q3 2012	90	1,252	846	-	2.67	-	93%	60,839	62,728	46.2	736	14.3	35.6
		Q2 2012	90	1,016	802	-	2.70	-	92%	57,294	56,680	44.2	780	18.5	33.2
		Q1 2012	90	1,149	854	-	2.97	-	93%	68,315	70,426	48.3	686	20.3	37.6

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	La Coipa silver grade and recovery were as follows: Q1 (2013) 35.61 g/t, 58%; Q4 (2012) 49.45 g/t, 50%; Q3 (2012) 55.58 g/t, 45%; Q2 (2012) 42.04 g/t, 46%
(4)	The Kupol segment includes the Kupol and Dvoinoye mines.
(5)	Kupol silver grade and recovery were as follows: Q1 (2013) 128.44 g/t, 85%; Q4 (2012) 155.53 g/t, 85%; Q3 (2012) 163.68 g/t, 85%; Q2 (2012) 187.49 g/t, 87%
(6)	Includes Kinross’ share of Chirano at 90%.
(7)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows:  Q1 2013: 54.19:1, Q4 2012: 52.55:1, Q3 2012: 55.44:1, Q2 2012: 54.77:1.

(8)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.

p. 15 Kinross reports 2013 first-quarter results	www.kinross.com